Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended June 30,
	2013 (1)	2012

Loss from continuing operations before income tax	$(336,086)	$(55,555)

Add:
Fixed charges	200,086	135,421
Amortization of capitalized interest	10,232	6,390

Less:
Interest capitalized	21,721	34,282
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—
(Losses) earnings as adjusted	$(147,489)	$51,974

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$150,242	$80,753
Interest capitalized	21,721	34,282
Portion of rent expense representative of interest (30%)	28,123	20,386
Fixed charges	$200,086	$135,421

Ratio of earnings to fixed charges	—	0.38

(1) Due to our loss from continuing operations before income tax for the three months ended June 30, 2013, the ratio coverage was less than 1:1 for this period. We would have needed to generate approximately an additional $347.6 million in income from continuing operations before income tax to achieve coverage of 1:1 for the three months ended June 30, 2013.